SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1999

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from              to             .
                                        ------------    ------------

Commission file number 1-3492


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     Halliburton Retirement and Savings Plan
                               4100 Clinton Drive
                              Building 1, Room 130
                                Houston, TX 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                  500 N. Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


         The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Retirement and Savings Plan:


                  Financial Statements and Schedule
                  ---------------------------------

                  Report of Independent Public Accountants - Arthur Andersen LLP

                  Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

                  Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

                  Notes to Financial Statements

                  Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999

                  Exhibit
                  -------

                  Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Halliburton Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  June 28, 2000





                                            By /s/ Steven E. Russell
                                              ---------------------------------
                                                   Steven E. Russell,
                                                   Chairman, Benefits Committee

Halliburton Retirement and Savings Plan

Financial Statements
As Of December 31, 1999 And 1998,
And Supplemental Schedule
As Of December 31, 1999

Together With Report Of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of the
Halliburton Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Retirement and Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             ARTHUR ANDERSEN LLP




Dallas, Texas,
    June 16, 2000


                     HALLIBURTON RETIREMENT AND SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998



                                                            1999                1998
                                                      ----------------     ---------------
ASSETS:
   Cash                                               $    1,690,085       $         -
   Company contributions receivable                        2,945,966              383,781
   Plan participants' contributions receivable                89,962            1,592,516
   Participation in Master Trust, at fair value        3,987,631,147        2,208,970,258
   Participant loans                                      72,404,580           19,790,140
   Receivable from The M.W. Kellogg Company
      Savings and Investment Plan                               -             438,417,526
   Receivable from Dresser Industries, Inc.
      Retirement Savings Plan A                                 -             412,186,957
   Receivable from Dresser Industries, Inc.
      Retirement Savings Plan B                                 -              30,877,177
   Receivable from Brown and Root, Inc. Employees'
      Retirement and Savings Plan                               -             751,238,410
                                                      ----------------     ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                $4,064,761,740       $3,863,456,765
                                                      ================     ===============

   The accompanying notes are an integral part of these financial statements.


                     HALLIBURTON RETIREMENT AND SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


ADDITIONS:
     Contributions-
          Company                                               $   98,146,778
          Plan participants                                        100,466,037
          Transfers from other plans                                 7,644,400

     Investment activity-
          Allocation of Master Trust net investment activity       464,349,985
          Interest and dividends                                       131,787
          Net appreciation in fair value of investments             29,566,127
          Interest on loans to participants                          3,807,974
                                                                ----------------

                  Total additions                                  704,113,088

DEDUCTIONS:
     Benefits paid to participants                                (488,202,144)
     Administrative expenses and other                             (14,605,969)
                                                                ----------------
                  Total deductions                                (502,808,113)
                                                                ----------------
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS             201,304,975

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     Beginning of year                                           3,863,456,765
                                                                ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     End of year                                                $4,064,761,740
                                                                ================

    The accompanying notes are an integral part of this financial statement.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



1.  DESCRIPTION OF PLAN:

The  Halliburton   Retirement  and  Savings  Plan  (the  "Plan")  is  a  defined contribution profit sharing pension plan for certain qualified employees of Halliburton Company and subsidiaries (the "Company"). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

Plan Mergers

On December 31, 1998, the Plan received the net assets of The M.W. Kellogg Company Savings and Investment Plan ("Kellogg"), Dresser Industries, Inc. Retirement Savings Plan-A ("RSPA"), and the Dresser Industries, Inc. Retirement Savings Plan-B ("RSPB") in connection with the merger of those plans with the Plan. Additionally, the Plan received net assets from the transfer of certain participants' balances from the Brown & Root, Inc. Employees' Retirement and Savings Plan ("B&R Plan"). These transactions are referred to as the Plan Mergers. The former participants of these plans now participate in the Plan and their participant accounts have been transferred to the Plan.

Assets of the Plan related to pre-Plan Merger participants and former participants in the B&R Plan were combined with assets of certain other benefit plans of the Company in the Halliburton Company Employee Benefit Master Trust (the "Master Trust") for the entire plan year. Assets related to the former Kellogg, RSPA, and RSPB plans continued to be invested in the investment vehicles of those predecessor plans until April 1, 1999. The investment assets of these former plans were transferred to the Master Trust as of that date.

Operations

Eligibility

Certain employees of the Company are eligible for participation in the Plan upon their date of hire.

Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 15% of the participant's eligible earnings of up to $160,000; the total amount of participant tax deferred savings contributions is limited to $10,000. Any contributions in excess of the $10,000 limit are automatically made to the participant's after tax account. The Plan participants who contribute also receive Company matching contributions equal to 100% of the first 4% of a participant's compensation. The Company may make annual profit sharing contributions to participants on a tax-deferred basis, based on Company performance. Participants are not required to have contributed to the Plan to be eligible for such a contribution. The participant's share of any discretionary profit sharing contribution is based on a percentage of their eligible pay for the year.

Eligible employees who participated in a qualified savings or retirement plan of a former employer, may be able to roll over tax-deferred contributions and earnings from their former plan into the Plan.

Upon attainment of either the normal retirement age (65) or early retirement age (55 or 50 during specified periods), participants in the Halliburton Retirement Plan (a defined benefit pension plan sponsored by the Company) may elect to transfer their vested benefits to the Plan. Such transfers are restricted as to the investment elections in which they may be invested. The amount of the benefit that may be rolled over is the actuarially determined amount to be received by the participant. Transfers may be made during any month of the year.

Cash Accounts

The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions.

Investment Elections

Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Master Trust (see Note 3). One of the investment funds invests primarily in Halliburton Company stock, the Halliburton Stock Fund (the "HSF"). Participants' contributions to the HSF are limited to 15% of their total contributions. The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the HSF.

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at any time. Loans bear interest at the current prime rate plus one percent as published in the Wall Street Journal. Loans must be repaid within 5 years (10 years for primary residence loan) through payroll deductions and are collateralized by the participant's account balance.

Vesting

Participants' contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants employed by the Company on December 31, 1998, are fully vested in all Company matching and profit sharing contributions. Participants hired after December 31, 1998, are fully vested in all Company matching and profit sharing contributions after completing one year of service. Participants who terminate prior to obtaining one year of service forfeit their non-vested balances. Participants not employed by the Company at December 31, 1998, are subject to the vesting provisions of the predecessor plan document.

The nonvested portion of account balances of participants who terminated prior to December 31, 1998, is forfeitable. The nonvested portion is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination. Such forfeitures are used to reduce future Company matching contributions. As of December 31, 1999, total forfeitures were $340,609; forfeitures were not used to reduce Company matching contributions in 1999.

Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, or due to disability or death. Certain participants' balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plan are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant's election. Distributions from the HSF may be made in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

Administration

At December 31, 1999, State Street Bank and Trust Company ("State Street") was the Plan's trustee and Hewitt Associates was the recordkeeper. During 1999, the assets of, and recordkeeping related to, certain participants were the responsibility of Vanguard Fiduciary Trust Company.

Investment Earnings

Investment earnings on participants' accounts are allocated proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

2.  SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Prior to April 1, 1999, certain participants' accounts were invested in mutual funds that were stated at fair value, except for those accounts invested in an investment contract, which was valued at contract value, and Halliburton Company stock. Shares of mutual funds were valued at quoted market prices. Halliburton Company stock was valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash). Purchases and sales of investments were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date.

Allocation of Master Trust Net Investment Activity

The allocation of Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust determined by the Plan's allocable share of the net assets of the Master Trust. Net investment income or loss is the realized net gain or loss from investments sold, change in the unrealized net gain on investments, dividend income, and interest income of the Master Trust.

Administrative Expenses

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the plan administrator and in accordance with the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

Recently Issued Accounting Pronouncement

On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the "SOP") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs by investment option and certain other previously required disclosures. The Plan adopted the SOP in 1999. As a result, certain disclosures related to 1998 amounts have been conformed to the presentation permitted by the SOP.

3.  MASTER TRUST:

At December 31, 1999, assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into thirteen funds in which the plans may participate. The Plan participates in eleven of these funds. The combination of the plans' assets is only for investment purposes, and each plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

The funds within the Master Trust hold bank, insurance and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bonds and notes and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received.

All investment transactions are accounted for on the trade-date basis in accordance with generally accepted accounting principles. The Master Trust investment activity is included in the summary statements below.

The following are the statements of net assets as of December 31, 1999 and 1998, and the statement of changes in net assets of the Master Trust for the year ended December 31, 1999 (dollar amounts in thousands):


      Statements of Net Assets                                 1999           1998
      ------------------------                             ------------   ------------
         Cash and equivalents                              $  376,319     $  253,263
         Receivables                                           62,024         26,866
         Asset-backed investment contracts                     10,564        (50,451)
         U.S. corporate and government bonds and notes      1,837,434      1,655,675
         Non-U.S. bonds and notes                             189,126        179,940
         Non-U.S. stock                                       645,146        523,663
         Halliburton Company stock                            178,766        103,024
         Insurance investment contracts                        46,557         36,141
         Pooled equity index funds                             12,142           -
         Other U.S. stock                                   1,432,116      1,261,302
         Pooled bond funds                                     20,290         62,751
         Real estate related investments                        5,395            130
         Investment in mutual funds                           629,697           -
         Payables                                            (219,308)      (128,586)
                                                           ------------   ------------

         Net assets of the Master Trust                    $5,226,268     $3,923,718
                                                           ============   ============

         Plan dollar value interest                        $3,987,631     $2,208,970
                                                           ============   ============

         Plan percent interest                                  76.30%         56.30%
                                                           ============   ============


      Statement of Changes in Net Assets                              1999
      ----------------------------------                         -------------
         Participating plans' net assets, beginning of year      $ 3,923,718

         Net realized gain                                           256,236
         Net change in unrealized gain                               124,796
         Net investment income                                       180,833
         Receipts from participating plans                         3,213,939
         Withdrawals by participating plans                       (2,473,254)
                                                                 -------------
         Participating plans' net assets, end of year            $ 5,226,268
                                                                 =============

      Net Appreciation (Depreciation) by Type                         1999
      ---------------------------------------                    -------------
       Cash and equivalents                                      $      (231)
       U.S. corporate and government bonds and notes                 (38,906)
       Non-U.S. bonds and notes                                        7,389
       Non-U.S. stock                                                144,510
       Other U.S. stock                                              234,011
       Halliburton Company stock                                      39,878
       Pooled equity index funds                                      (9,681)
       Investment in mutual funds                                      9,253
       Other investments                                              (5,191)
                                                                 -------------

       Total appreciation                                        $   381,032
                                                                 =============

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

4.  INVESTMENTS:

Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                         1999                 1998
                                                   ----------------   ----------------
      Master Trust - General Investment Fund       $1,448,017,358     $1,205,221,197
      Master Trust - Fixed Investment Fund          1,151,940,688        672,119,102
      Master Trust - Equity Investment Fund           448,339,013        266,336,154
      Master Trust - Halliburton Stock Fund                  -            85,306,804
      Master Trust - S&P Index Fund                   350,159,900               -

5.  TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated April 24, 1998, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and operating in compliance with the applicable requirements of the IRC.

6.  RELATED-PARTY TRANSACTIONS:

State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the HSF. Therefore, State Street, the Master Trust, the Company and the participants of the Plan qualify as parties-in-interest.

7.  SUBSEQUENT EVENT:

On April 25, 2000, the Company approved plans to divest certain business operations by which some participants of the Plan are employed. The impact of any such divestiture on the Plan has not been determined.


                     HALLIBURTON RETIREMENT AND SAVINGS PLAN


          SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

                                 EIN: 75-2677995

                                   PLAN #: 001



    (a)                (b)                                          (c)                                (e)
             Identity of Issue, Borrower,                                                            Current
               Lessor, or Similar Party                   Description of Investment                   Value
---------   ------------------------------   -------------------------------------------------   ---------------
    *       State Street Bank and
               Trust Company                 Cash                                                $    1,690,085

    *       Halliburton Company Employee     Investment in Net Assets of Halliburton Company
               Benefit Master Trust             Employee Benefit Master Trust                     3,987,631,147

    *       Participant Loans                Loans issued at interest rates between 6% and 13%       72,404,580

*  Column (a) indicates each identified person/entity known to be a party-in-interest.


This supplemental schedule lists assets held for investment purposes at December 31, 1999, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.